Exhibit 99.1

Attunity Shareholders Approve Proposed Acquisition by Qlik

Burlington, MA – April 8, 2019 –  Attunity Ltd. (NasdaqCM: ATTU) (“Attunity”), a leading provider of data integration and big data management software solutions, today announced that at Attunity’s extraordinary general meeting of shareholders held on April 7, 2019, Attunity shareholders voted to approve (1) the previously announced acquisition of Attunity by QlikTech International AB (“Parent”), and all transactions and arrangements contemplated under the related merger agreement, including the merger of Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent with and into Attunity (the so-called “merger proposal”), and (2) the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors (the so-called “director proposal”).

At the meeting, approximately 12.6 million ordinary shares, or 93% of the votes cast at the meeting (which are neither held by Parent nor its affiliates), voted in favor of the merger proposal.

Attunity has also reported that all of the antitrust approvals and clearances required for the merger have been obtained. Subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, Attunity expects the merger to be completed during May 2019, following the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with Israeli law. At the closing of the merger, Attunity shareholders will be entitled  to receive US$23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the acquisition.

About Attunity
Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Attunity’s software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through various partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, Linkedin and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:  uncertainty as to whether the merger will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger; the failure to satisfy the closing conditions set forth in the merger agreement; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the distraction of management of Attunity resulting from the merger; and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Contact:
Allison Soss
KCSA Strategic Communications
+1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
+972-9-899-3000
Dror.elkayam@attunity.com

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© Attunity 2019. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.